UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Remitly Global, Inc.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

75960P104
(CUSIP Number)

December 31, 2023
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75960P104	SCHEDULE 13G/A	Page 2 of 10 Pages

1		NAME OF REPORTING PERSONS Generation Investment Management LLP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION England and Wales
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,692,320
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,692,320
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,692,320
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.15%
12		TYPE OF REPORTING PERSON IA

CUSIP No. 75960P104	SCHEDULE 13G/A	Page 3 of 10 Pages

1		NAME OF REPORTING PERSONS Generation IM Sustainable Solutions GP III Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,692,320
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,692,320
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,692,320
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.15%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 75960P104	SCHEDULE 13G/A	Page 4 of 10 Pages

1		NAME OF REPORTING PERSONS Generation IM Sustainable Solutions Fund III, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION Guernsey
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 7,692,320
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 7,692,320
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,692,320
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.15%
12		TYPE OF REPORTING PERSON OO

CUSIP No. 75960P104	SCHEDULE 13G/A	Page 5 of 10 Pages

Item 1.	(a) Name of Issuer

Remitly Global, Inc.

(b) Address of Issuer’s Principal Executive Offices

1111 Third Avenue, Suite 2100

Seattle, WA 98101

Item 2.	(a) Name of Person Filing

Generation Investment Management LLP;

Generation IM Sustainable Solutions GP III Limited;

Generation IM Sustainable Solutions Fund III, L.P.

(b) Address of Principal Business Office, or, if none, Residence

Generation Investment Management LLP: 20 Air Street, 7th floor, London, United Kingdom W1B 5AN.

Generation IM Sustainable Solutions GP III Limited: PO Box 255, Trafalgar Court, Les Banques, St Peter Port, Guernsey GY1 3QL

Generation IM Sustainable Solutions Fund III, L.P.: PO Box 255, Trafalgar Court, Les Banques, St Peter Port, Guernsey GY1 3QL

(c) Citizenship

Generation Investment Management LLP – England and Wales

Generation IM Sustainable Solutions GP III Limited - Guernsey

Generation IM Sustainable Solutions Fund III, L.P. - Guernsey

(d) Title of Class of Securities

Common Stock, $0.0001 par value

(e) CUSIP No.:

75960P104

CUSIP No. 75960P104	SCHEDULE 13G/A	Page 6 of 10 Pages

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐	A group, in accordance with §240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

CUSIP No. 75960P104	SCHEDULE 13G/A	Page 7 of 10 Pages

Item 4. Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:

See the response(s) to Item 9 on the attached cover pages.

(b) Percent of class:

See the response(s) to Item 11 on the attached cover pages.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover pages.

(ii) Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover pages.

(iii) Sole power to dispose or to direct the disposition of: See the response(s) to Item 7 on the attached cover pages.

(iv) Shared power to dispose or to direct the disposition of: See the response(s) to Item 8 on the attached cover pages.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: [X]

Item 6. Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable

Item 8. Identification and Classification of Members of the Group

Not Applicable

Item 9. Notice of Dissolution of Group

Not Applicable

Item 10. Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 75960P104	SCHEDULE 13G/A	Page 8 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2024

GENERATION INVESTMENT MANAGEMENT LLP

By:	/s/ Lisa Anderson
	Name:	Lisa Anderson
	Title:	Chief Operating Officer

Generation IM Sustainable Solutions GP III Limited

By:	/s/ Anne Ewing
	Name:	Anne Ewing
	Title:	Director

Generation IM Sustainable Solutions Fund III, L.P.

By:	/s/ Anne Ewing
	Name:	Anne Ewing
	Title:	Director

CUSIP No. 75960P104	SCHEDULE 13G/A	Page 9 of 10 Pages

INDEX TO EXHIBITS

Exhibit No.  Exhibit

99.1               Joint Filing Agreement

CUSIP No. 75960P104	SCHEDULE 13G/A	Page 10 of 10 Pages

Exhibit 99.1

The undersigned acknowledge and agree that the foregoing statement on SCHEDULE 13G/A is filed on behalf of each of the undersigned and that all subsequent amendments to such statement on SCHEDULE 13G/A shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other entity or person, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated: February 14, 2024

GENERATION INVESTMENT MANAGEMENT LLP

By:	/s/ Lisa Anderson
	Name:	Lisa Anderson
	Title:	Chief Operating Officer

Generation IM Sustainable Solutions GP III Limited

By:	/s/ Anne Ewing
	Name:	Anne Ewing
	Title:	Director

Generation IM Sustainable Solutions Fund III, L.P.

By:	/s/ Anne Ewing
	Name:	Anne Ewing
	Title:	Director